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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          TENDER OFFER STATEMENT UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               R.H. Phillips, Inc.
                       (Name of Subject Company (Issuer))

                            Vincor International Inc.
                              Vincor Holdings, Inc.
                         Toast Acquisition Company, Inc.
                            (Name of Filing Persons)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   749573 101
                      (CUSIP Number of Class of Securities)

                                Donald L. Triggs
                      President, Vincor International Inc.
                           441 Courtneypark East Drive
                      Mississauga, Ontario, Canada L5T 2V3
                                 (905) 564-6900
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

COPIES TO:

Jay Middleton Tannon                         David J. Matlow
Alan K. MacDonald                            Goodman Phillips & Vineberg
Brown, Todd & Heyburn PLLC                   250 Yonge Street, Suite 2400
400 West Market Street, 32nd Floor           Toronto, Ontario, Canada M5B 2M6
Louisville, Kentucky 40202-3363              (416) 979-2211
(502) 589-5400

                            CALCULATION OF FILING FEE
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     TRANSACTION VALUE*                      AMOUNT OF FILING FEE
        $62,128,423                                $12,426

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* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Common Stock, no par value, of R.H. Phillips, Inc. at $7.00 per share. The number of shares used in this calculation consists of 8,875,489 shares (which includes 6,695,331 shares issued and outstanding, options to purchase 664,844 shares and warrants to purchase 1,515,314 shares, in each case as of August 25, 2000), less shares owned by Issuer, Offeror and their affiliates which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

** Previously paid in connection with the filing of Schedule TO on September 7, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:            Not applicable
     Form or Registration Number:       Not applicable
     Filing Party:                      Not applicable
     Date Filed:                        Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:

/ /

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on September 7, 2000, by Vincor International Inc. ("Parent"), a corporation organized under the laws of Canada, Vincor Holdings, Inc. ("Hold Co."), a Delaware corporation and subsidiary of Parent, and Toast Acquisition Company, Inc. ("Purchaser"), a California corporation and wholly owned subsidiary of Hold Co. Parent, Hold Co. and Purchaser are sometimes referred to together as the "Purchaser Group." The Schedule TO refers to the offer by the Purchaser (the "Offer") to purchase all of the outstanding shares of the common stock ("Shares") of R.H. Phillips, Inc., a California corporation (the "Company"), at a purchase price of $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2000 (the "Offer to Purchase") and the related Letter of Transmittal included in the Schedule TO.

     The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure in the Offer to Purchase:

Item 1. Summary Term Sheet

The following Question and Answer is added on page 4 of the Offer to Purchase:

Q:   WHAT WILL HAPPEN IF THE MERGER AGREEMENT IS TERMINATED?

A:   If the merger agreement is terminated for any reason, we must terminate this offer as soon as practicable and promptly return any tendered shares to the tendering shareholders.

     If the merger agreement is terminated for any of the following reasons, R.H. Phillips must pay us a termination fee of $1 million plus the amount of our reasonable documented expenses in connection with these transactions:

     - The R.H. Phillips board of directors withdraws its recommendation that shareholders accept the offer and tender their shares

     - The R.H. Phillips board of directors enters into a reorganization, merger, or other business combination transaction involving R.H. Phillips and another party

     - A material breach of the representations, warranties or covenants of R.H. Phillips in the merger agreement

     If the merger agreement is terminated because any of the shareholders who signed an agreement to tender their shares breaches his or her obligation to do so, R.H. Phillips must pay us a termination fee of $1.5 million plus the amount of our reasonable documented expenses.

     If the merger agreement is terminated because of a material breach of our representations, warranties or covenants in the merger agreement, we must pay R.H. Phillips a termination fee of $1 million plus the amount of its reasonable documented expenses.

     If the merger agreement is terminated because the financing commitment from our lender terminates before October 9, 2000, we must pay R.H. Phillips a termination fee of $1.5 million plus the amount of its reasonable documented expenses.

     If the merger agreement terminates for any reason, and within one year R.H. Phillips either announces a letter of intent or other agreement related to a business combination with another

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party, or consummates a business combination transaction with another party, then R.H. Phillips must pay Vincor, our parent, $9 million in cash upon the consummation of that business combination transaction.

Item 7. Certain Information Concerning the Company

     The third sentence of the first paragraph on page 16 of the Offer to Purchase is hereby amended to read as follows:

     Accordingly, the inclusion of the Growth Targets in this Offer should not be regarded as an indication that the Purchaser Group, the Company or their respective financial advisors or their respective officers and directors consider such information to be accurate or reliable, and the Purchaser Group and the respective financial advisors of the Purchaser Group and the Company assume no responsibility for the accuracy therefor.

Item 10. Purpose of the Offer; The Merger Agreement

     The first sentence of the paragraph under the heading "Grape Purchase Agreement" on page 32 of the Offer to Purchase is amended to read as follows:

     As a condition to the Merger Agreement and the Offer, the Company has entered into a Grape Purchase Agreement with JK Vineyards LLC, a limited liability company owned by the Giguiere family (the "Grower"), pursuant to which the Grower will sell grapes to the Company.

Item 13. Certain Conditions of the Offer

     The following sentence has been added at the end of the last paragraph of this section on page 35 of the Offer to Purchase:

     Notwithstanding the preceding two sentences, all conditions to the Offer, other than those dependent on the receipt of necessary governments approvals, must be satisfied of waived before the expiration of the Offer.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TOAST ACQUISITION COMPANY, INC.

                                   By:       /s/ Richard G. Jones
                                   Name:     Richard G. Jones
                                   Title:    Executive Vice-President
                                   Date:     September 28, 2000


                                   VINCOR HOLDINGS, INC.

                                   By:       /s/ Richard G. Jones
                                   Name:     Richard G. Jones
                                   Title:    Executive Vice-President
                                   Date:     September 28, 2000


                                   VINCOR INTERNATIONAL INC.

                                   By:       /s/ Richard G. Jones
                                   Name:     Richard G. Jones
                                   Title:    Executive Vice-President
                                   Date:     September 28, 2000